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JAN 22 2019

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SEC FILE NUMBER
8-39210

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/17 (MM/DD/YY) AND ENDING 11/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Waterford Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14677 Midway Rd. Suite 205

(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – if individual, state last, first, middle name)

8750 North Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Waterford Capital, Inc., as of November 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

MARILYN K.HAJEK
Notary Public, State of Texas
My Commission Expires
March 15, 2019

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WATERFORD CAPITAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED NOVEMBER 30, 2018

WATERFORD CAPITAL, INC.

CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Waterford Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waterford Capital, Inc. (the Company) as of November 30, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
January 16, 2019

We have served as the Company's auditor since 2016.

WATERFORD CAPITAL, INC.
Statement of Financial Condition
November 30, 2018

ASSETS

Cash	$ 51,738
Receivable from broker-dealers and clearing organizations	10,581
Total assets	$ 62,319

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 4,085
Total liabilities	4,085
Stockholders' equity	
Common stock, 500,000 shares authorized with $.01 par value, 101,000 shares issued and outstanding	1,010
Additional paid-in capital	32,770
Retained earnings	24,454
Total stockholders' equity	58,234
Total liabilities & stockholders' equity	$ 62,319

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Operations
For the Year Ended November 30, 2018

Revenues	
Securities commissions	$ 14,947
Revenue from sale of Investment Company shares	72
Interest income	53
Other income	65
Revenue from investment banking	2,367,873
	2,383,010
Expenses	
Compensation and benefits	2,318,079
Commissions and clearance paid to all other brokers	637
Occupancy and equipment costs	13,233
Promotional expense	4,428
Other expenses	20,009
Regulatory fees	8,084
	2,364,470
Income before income taxes	18,540
Federal income tax expense	4,015
Net Income (loss)	$ 14,525

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended November 30, 2018

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at November 30, 2017	$ 1,010	$ 32,770	$ 9,929	$ 43,709
Net Income			14,525	14,525
Balances at November 30, 2018	$ 1,010	$ 32,770	$ 24,454	$ 58,234

The accompanying notes are an integral part of these financial statements.

WATERFORD CAPITAL, INC.
Statement of Cash Flows
For the Year Ended November 30, 2018

Cash flows from operating activities	
Net Income	14,525
Adjustments to reconcile net income/(loss) to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	11,838
Decrease in federal income tax payable	(3,500)
Increase in accounts payable and accrued expenses	3,043
Decrease in commission payable	(10,474)
Net cash provided by operating activities	15,432
Cash flows from investing activities	
Net cash provided by investing activities	-0-
Cash flows from financing activities	
Net cash provided by financing activities	-0-
Net increase in cash	15,432
Cash at beginning of year	36,306
Cash at end of year	$ 51,738

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ 7,515

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Waterford Capital, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under ("SEC") Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis as securities transactions occur.

Revenue is recognized as earned based upon the contractual terms of each respective investment banking agreement, generaly at the completion of the transaction.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance. At November 30, 2018 there were no amounts receivable from registered representatives.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes. The expense from the current year income has been reported in these financial statements.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At November 30, 2018, the Company had net capital of approximately $58,234 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade.

At November 30, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

November 30, 2018

Schedule I

WATERFORD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2018

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 58,234
Add:	
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	58,234
Deductions and/or charges	
Non-allowable receivables	0
Net capital before haircuts on securities positions	58,234
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	0
Net capital	$ 58,234

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 4,085
Total aggregate indebtedness	$ 4,085

Schedule I (continued)

WATERFORD CAPITAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of November 30, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 272
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 53,234
Excess net capital at 1000%	$ 52,234
Ratio: Aggregate indebtedness to net capital	.07 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended November 30, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Waterford Capital, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Waterford Capital, Inc. identified the following provisions of 17 C.F.R. §15c3-3 under which Waterford Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the exemption provisions) and (2) Waterford Capital, Inc. stated that Waterford Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Waterford Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Waterford Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
January 16, 2019

WATERFORD CAPITAL

14677 Midway Rd., Suite 205
Addison, TX 75001
T: 214.363.6920
www.waterfordcapital.com

Waterford Capital Inc.'s Exemption Report

Waterford Capital Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)2(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended November 30, 2018 without exception.

Waterford Capital Inc.

I, David P. O'Connor swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
President
December 13, 2018